Contact

www.linkedin.com/in/axel-
eckerbom-060084358 (LinkedIn)

Axel Eckerbom

Co-Founder X1 Labs

Mililani Town, Hawaii, United States

Experience

X1 Labs
Co-Founder
2025 - Present

Xen World
Co-Founder
June 2022 - Present (3 years 3 months)

Blockchain infrastructure research

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